UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT BOARD APPROVES THE GROUP'S 2004 FIRST-HALF REPORT

SIGNATURES

FIAT BOARD APPROVES THE GROUP'S 2004 FIRST-HALF REPORT

The Board of Directors of Fiat S.p.A., meeting today in Turin under the chairmanship of Luca Cordero di Montezemolo, approved the Group's first-half report. The operating and financial data contained in the Report were published previously, after being reviewed by the Board of Directors at its meeting of July 26, 2004.

Revenues increased 6% in the first half of 2004. At 140 million euros, the operating loss was more than 70% smaller than at June 30, 2003. Fiat's net financial position was negative by 4.25 billion euros. Liquidity of around 7 billion euros was about the same as it was at the beginning of the year.

Note: 2004 consolidated figures should be compared with the 2003 amounts attributable to the Group's continuing operations, since the divestitures completed last year produced material changes in the Group's scope of consolidation. Accordingly, all comments provided below are based on comparisons between these two sets of data.

The Group

Positive contributions by most Sectors enabled the Group to increase revenues by 1.3 billion euros in the first half of 2004. The operating loss was cut back sharply, falling to 140 million euros (loss of 543 million euros in the first six months of 2003). This positive trend was underscored by the Group's return to operating profitability (+18 million euros) in the second quarter of 2004. The net financial position was negative by 4.25 billion euros (negative 3 billion euros at December 31, 2003), mainly due to an increase in working capital, in particular in the first quarter of the year. The Group was able to hold its liquidity at about 7 billion euros, roughly the same as at the beginning of the year, after redeeming bonds for 1 billion euros and repurchasing for cancellation US$540 in bonds exchangeable into GM shares.

The Group's net revenues grew to 23.5 billion euros, an increase of 6.1% over the 22.2 billion euros booked in the first half of 2003. Virtually all Sectors contributed to this improvement, with gains of 7% for Fiat Auto, 5.4% for CNH (despite an unfavorable exchange rate), 8.7% for Iveco, 17.8% for Ferrari-Maserati, 8% for Magneti Marelli (excluding the consolidation of the Electronic Systems business unit), 6.2% for Teksid and 16.3% for Itedi.

The operating loss of 140 million euros was sharply lower than in the first six months of 2003, when the Group's operations lost 543 million euros. Profitability improvements at CNH, Iveco, Magneti Marelli and Teksid account for most of this gain. Fiat Auto's operating loss also shrank, falling from 656 million euros in the first half of 2003 to 474 million euros in the same period this year.

The loss before taxes totaled 407 million euros, down from a loss of 749 million euros in the first six months of 2003. A decrease in the operating loss and lower financial expenses account for this improvement.

The consolidated net loss decreased to 669 million euros, compared with a consolidated net loss of 820 million euros in the first half of 2003.

At June 30, 2004, the Group's liquidity (cash and marketable securities) amounted to just under 7 billion euros, about the same as at December 31, 2003.

Consolidated gross indebtedness (financial payables and related accruals and deferrals) totaled 22.4 billion euros, down slightly (155 million euros) from the beginning of the year. On July 9, 2004, the Group used available liquidity to redeem the outstanding bonds exchangeable into General Motors shares that were presented for redemption. The total amount was US$1.7 billion.

Net indebtedness of the Group's industrial operations totaled 5.9 billion euros, about 800 million euros more than at December 31, 2003.

At June 30, 2004, the Group's net financial position was a negative 4.25 billion euros, compared with 3 billion euros at December 31, 2003. This change reflects primarily a seasonal increase in working capital requirements in the first quarter of the year.

Automobiles

In the first half of 2004, Fiat Auto had revenues of 10.5 billion euros, or 7% more than the 9.8 billion euros booked in the same period last year. The positive contribution of new models and an increase in demand are the main reasons for this improvement.
The operating loss shrank to 474 million euros, down from an operating loss of 656 million euros in the first six months of 2003. This decrease reflects the beneficial impact of the new models on the Sector's product mix and increased sales prices, higher unit sales outside Europe and the savings realized through streamlining programs, which was offset in part by the production shortfall caused by labor unrest at the Melfi plant.

Agricultural and Construction Equipment

CNH booked revenues of 5 billion euros in the first half of 2004. The gain of 5.4% over the same period last year was achieved despite the negative impact of the appreciation of the euro versus the U.S. dollar. On a comparable exchange rate basis, revenues show a gain of about 11%. Higher unit sales and prices were the main causes behind the increase in revenues.
The Sector's operating income rose to 229 million euros, up from 105 million euros in the first six months of 2003. This sharp gain, which was achieved despite negative foreign exchange differences, was made possible by significantly higher unit sales, increased prices and cost savings.
Sales of CNH's agricultural equipment were higher than in the first half of 2003, as increased shipments to customers in North and South America more than offset a contraction in Europe. Sales of construction equipment were up in North America and Latin America, but decreased in Europe.

Commercial Vehicles

Iveco reported revenues of 4.5 billion euros, or 8.7% more than in the first six months of 2003. This gain is mainly the result of increases both in sales volumes and prices.
Over the same period, operating income was up strongly, rising from 22 million euros to 147 million euros. This improvement, which underscores the Sector's outstanding performance, was made possible by an increase in unit sales, combined with the positive impact of higher prices and lower product costs.
In the first half of 2004, Iveco shipped a total of 79,200 vehicles, or 7.2% more than in the same period a year ago. In Western Europe as a whole, sales were up a healthy 4.2%. Only Italy bucked the trend, posting a 2.3% decrease as a result of weak demand in some market segments. Sales were up significantly in Latin America and Eastern Europe.

Ferrari - Maserati

The Sector reported revenues of 735 million euros in the first six months of 2004, or 17.8% more than in the same period last year. Both brands contributed to this improvement, with especially strong demand for the Ferrari 360 Challenge Stradale and 612 Scaglietti and for the Maserati Quattroporte.
The appreciation of the euro versus the U.S. dollar and a sharp increase in R&D expenditures for new Maserati models are the main reasons for the operating loss of 59 million euros.
The order backlog is very strong, particularly for the Ferrari 612 Scaglietti and the Maserati Quattroporte, with orders already covering these models' entire 2004 production run.

Components

Magneti Marelli increased its revenues to about 2 billion euros in the first half of 2004. This gain was made possible by the higher volumes enjoyed by all areas of business and by a change in the scope of operations (+240 million euros), which now includes the Electronic Systems business unit, consolidated in the second quarter of 2004 and effective as of January 1, 2004. Restated on a comparable basis, the Sector's revenues show a gain of about 8%.
Operating income jumped to 43 million euros, compared with 3 million euros in the first six months of 2003, thanks to the combined positive impact of higher revenues and savings on materials costs and overhead, which more than offset the effect of price competition. A change in the scope of operations (Electronic Systems business unit) added 6 million euros to operating income.

Comau's revenues declined by 29% to 765 million euros. This decrease was caused in part by the transfer to Fiat Auto and Fiat GM Powertrain of the respective Dies and Service operations. A contraction in production activity both in North America, where cutbacks on capital spending programs had reduced the order backlog booked in 2003, and in Europe was also a factor.
The reduced level of business caused the Sector to report an operating loss of 3 million euros. The 4-million-euro improvement over the first half of 2003 reflects an increase in the margins earned on customer orders. The order intake has since increased, reflecting an upturn in capital spending in North America.

Teksid's revenues grew by 6.2% to 466 million euros. This gain was made possible by strong performances by the Cast Iron Business Unit (+11.5%, thanks to the economic upturn in North America and Brazil) and the Magnesium Business Unit (+11%, aided by stable demand in North America and higher shipments in Europe).
The Sector's operating income totaled 16 million euros, or 11 million euros more than in the first six months of 2003. This gain was made possible by higher sales volumes and cost-cutting programs, which more than offset the negative impact of higher raw material prices and unfavorable currency translation differences.

Other Sectors

Business Solutions reported revenues of 769 million euros, compared with 943 million euros in the first half of 2003 (-18%). A change in the scope of operations (sale of Fiat Engineering, only partially offset by the consolidation of Atlanet as of January 2004) is the main reason for this decrease. On a comparable basis, revenues were down just 1.4%.
The Sector's operating income totaled 15 million euros, down from 17 million euros in the first six months of 2003. When restated on a comparable basis, the data show an improvement of 14 million euros.

Itedi booked revenues of 221 million euros in the first half of 2004. The increase over the same period a year ago (+16.3%) reflects a rise in advertising revenues and the success of promotional programs.
At 9 million euros, operating income was 4 million euros higher than in the first six months of 2003.

Outlook for the Rest of 2004

During the first six months of 2004, the Group operated in a business environment in which Europe, and Italy in particular, participated only to a limited extent in the upturn that characterized the global economy. Consequently, the Group's results for the second half of the year should benefit from any acceleration in the European growth rate.

As for the individual Sectors of the Group, Fiat Auto's performance should be aided by the contribution of its new models (new Fiat Multipla, Lancia Musa, Alfa Crosswagon Q4, Alfa Sportwagon Q4 and Fiat Panda 4x4), but automobile markets will continue to be characterized by intense competition and aggressive sales policies.

The highly successful launch of several new products should enable CNH to report good sales results in the second half of the year as well. The same should be true for Iveco, which is operating in a favorable market environment and can count on a solid order backlog.

Consistent with the presentation made by Sergio Marchionne, Fiat's Chief Executive Officer, to the financial community at a meeting held in Balocco at the end of July, the Group is continuing to pursue a clearly defined strategy, focused on the automotive operations, and it is showing steady improvement.

Moreover, there is a strong possibility that all of the Group's businesses can improve their operating performance, and we are doing our best to reach this goal, even though it has become necessary to revise the timings by which certain Sectors will attain their objectives.

In view of the above, the Group reaffirms its goals of attaining operating breakeven in 2004 (compared with a loss of 714 million euros in 2003) and of substantially reducing negative cash flow. These objectives will be achieved mainly thanks to the contributions of CNH and Iveco, which have already made significant progress. As for Fiat Auto, it is expected to attain operating breakeven in 2006 and report further loss reductions in the interim.

Turin, September 9, 2004

Fiat Group Statement of Operations

Fiscal 2003			1st half 2004	1st half 2003
Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
47,271	44,498	Net revenues	23,508	24,774	22,163
40,830	38,468	Cost of sales	20,071	21,584	19,243
6,441	6,030	Gross operating result	3,437	3,190	2,920
4,748	4,509	Overhead	2,323	2,599	2,384
1,747	1,724	Research and development	912	916	893
(456)	(511)	Other operating income (expenses)	(342)	(42)	(186)
(510)	(714)	Operating result	(140)	(367)	(543)
(156)	(79)	Result of equity investments (*)	39	(42)	27
347	359	Non-operating income (expenses) (**)	(123)	263	279
(319)	(434)	EBIT	(224)	(146)	(237)
(979)	(1,067)	Financial income (expenses)	(183)	(424)	(512)
(1,298)	(1,501)	Result before taxes	(407)	(570)	(749)
650	541	Income taxes	262	167	71
(1,948)	(2,042)	Net result	(669)	(737)	(820)
-	90	Result of discontinued operations	-	-	78
(1,948)	(1,952)	Net result before minority interest	(669)	(737)	(742)
(1,900)	N. A.	Group interest in net result	(658)	(708)	N. A.

(*)This item includes investment income as well as writedowns and upward adjustments in equity investments valued using the equity method.

(**)The 2003 figures for continuing operations include net gains on the disposal of discontinued operations, amounting to 487 million euros for the first half of 2003 and to 1,742 million euros for the entire 2003 fiscal year.

Revenues by Sector

Fiscal 2003			1st half 2004	1st half 2003
Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
20,010	19,477	Automobiles (Fiat Auto)	10,462	10,149	9,780
9,418	9,418	Agricultural and Construction Equipment (CNH)	5,059	4,800	4,800
8,440	8,440	Commercial Vehicles (Iveco)	4,539	4,175	4,175
1,261	1,261	Ferrari - Maserati	735	624	624
3,206	3,206	Components (Magneti Marelli)	1,982	1,611	1,611
2,293	2,293	Production Systems (Comau)	765	1,082	1,082
844	844	Metallurgical Products (Teksid)	466	439	439
625	-	Aviation (FiatAvio)	-	625	-
1,654	-	Insurance (Toro Assicurazioni)	-	1,654	-
1,816	1,816	Services (Business Solutions)	769	943	943
383	383	Publishing and Communications (Itedi)	221	190	190
(2,679)	(2,640)	Miscellanea and Eliminations	(1,490)	(1,518)	(1,481)
47,271	44,498	Total for the Group	23,508	24,774	22,163

Operating Result by Sector

Fiscal 2003			1st half 2004	1st half 2003
Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
(979)	(1,094)	Automobiles (Fiat Auto)	(474)	(568)	(656)
229	229	Agricultural and Construction Equipment (CNH)	229	105	105
81	81	Commercial Vehicles (Iveco)	147	22	22
32	32	Ferrari - Maserati	(59)	(16)	(16)
32	32	Components (Magneti Marelli)	43	3	3
2	2	Production Systems (Comau)	(3)	(7)	(7)
12	12	Metallurgical Products (Teksid)	16	5	5
53	-	Aviation (FiatAvio)	-	53	-
44	-	Insurance (Toro Assicurazioni)	-	44	-
45	45	Services (Business Solutions)	15	17	17
10	10	Publishing and Communications (Itedi)	9	5	5
(71)	(63)	Miscellanea and Eliminations	(63)	(30)	(21)
(510)	(714)	Total for the Group	(140)	(367)	(543)

Balance Sheet of the Fiat Group

(in millions of euros)		At 6.30.2004	At 12.31.2003	Change
■ ASSETS
Intangible fixed assets		3,694	3,724	(30)
- Goodwill		2,440	2,402	38
- Other Intangible fixed assets		1,254	1,322	(68)
Property, plant and equipment		9,465	9,675	(210)
- Property, plant and equipment		8,582	8,761	(179)
- Vehicles covered by operating leases		883	914	(31)
Financial fixed assets		3,812	3,950	(138)
Financial receivables held as fixed assets	(*)	18	29	(11)
Deferred tax assets		1,850	1,879	(29)
Total Non-Current Assets		18,839	19,257	(418)
Net inventories (1)		6,455	6,484	(29)
Trade receivables		5,459	4,553	906
Other receivables		3,062	3,081	(19)
Financial assets not held as fixed assets		119	120	(1)
Finance lease contracts receivable	(*)	1,797	1,797	-
Financial receivables from others	(*)	9,511	10,750	(1,239)
Securities	(*)	3,271	3,789	(518)
Cash	(*)	3,655	3,211	444
Total Current Assets		33,329	33,785	(456)
Trade accruals and deferrals		422	407	15
Financial accruals and deferrals	(*)	333	386	(53)
■ TOTAL ASSETS		52,923	53,835	(912)

■ LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity		6,942	7,494	(552)
- Stockholders' equity of the Group		6,297	6,793	(496)
- Minority interest		645	701	(56)
Deferred income tax reserves		236	211	25
Reserves for risks and charges		5,339	5,168	171
Reserves for employee severance indemnities		1,317	1,313	4
Financial payables due beyond 12 months	(*)	13,810	15,418	(1,608)
Total Non-Current Liabilities and Stockholders' Equity		20,702	22,110	(1,408)
Trade payables		11,838	12,588	(750)
Other payables (1)		3,047	2,742	305
Financial payables due within 12 months (2)	(*)	8,177	6,616	1,561
Total Current Liabilities and Stockholders' Equity		23,062	21,946	1,116
Trade accruals and deferrals		1,365	1,329	36
Financial accruals and deferrals	(*)	852	956	(104)
■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		52,923	53,835	(912)

■ NET FINANCIAL POSITION	(*)	(4,254)	(3,028)	(1,226)

(1) To improve representation of net inventories of contract work in progress, certain items related to advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories at June 30, 2004. Consistently with this change, the values of "Net inventories" and "Other payables" at December 31, 2003 were adjusted by 428 million euros.
Inventories are shown net of advances received for contract work in progress (8,477 million euros at June 30, 2004 and 8,876 million euros at December 31, 2003).

(2) Including the exchangeable bond for an amount of 1,765 million euros (at December 31, 2003) redeemable during 2004.

Net Financial Position by Activity Segment

	At 6.30.2004			At 12.31.2003
(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
Financial payables net of intersegment activities	(21,987)	(12,179)	(9,808)	(22,034)	(11,531)	(10,503)
Accrued financial expenses	(505)	(423)	(82)	(593)	(416)	(177)
Prepaid financial expenses	105	83	22	85	68	17
Cash	3,655	3,574	81	3,211	3,121	90
Securities	3,271	3,087	184	3,789	3,670	119
Net Indebtedness	(15,461)	(5,858)	(9,603)	(15,542)	(5,088)	(10,454)
Financial receivables and lease contracts receivable	11,326	1,556	9,770	12,576	2,114	10,462
Accrued financial income	228	224	4	301	298	3
Deferred financial income	(347)	(49)	(298)	(363)	(65)	(298)

Net Financial Position	(4,254)	(4,127)	(127)	(3,028)	(2,741)	(287)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney